UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of April 2016.

Commission File Number:  333-13896

NIDEC CORPORATION

(Translation of registrant's name into English)

338 KuzeTonoshiro-Cho,

Minami-Ku,Kyoto 601-8205 Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F   X    Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _

EXHIBITS

Exhibit Number

1. Nidec Announces Voluntary Adoption of International Financial Reporting Standards (IFRS)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 11, 2016
NIDEC CORPORATION
By: /S/ Masahiro Nagayasu
General Manager, Investor Relations

FOR IMMEDIATE RELEASE

NIDEC CORPORATION

New York Stock Exchange symbol: NJ

Tokyo Stock Exchange code: 6594

Contact:
Masahiro Nagayasu
General Manager
Investor Relations
+81-75-935-6140
ir@nidec.com

Released on April 11, 2016, in Kyoto, Japan

Nidec Announces Voluntary Adoption of International Financial Reporting Standards (IFRS)

Nidec Corporation (NYSE: NJ) (the ”Company”) announces today that it has decided to voluntarily adopt IFRS to its consolidated financial statements in lieu of the current US-GAAP following the board resolution made at a meeting of the Board of Directors on April 9, 2016 to strengthen and improve the efficiency of financial reporting.

The company is due to disclose its consolidated financial statements according to IFRS from the first quarter of the fiscal year ending March 2017.

Reference: Disclosure schedule due to the transition to IFRS (planned)

April 2016: Consolidated results and supplementary information for the year ended March 2016 (US GAAP)

May 2016: March 2016 Consolidated financial statements in the notice of shareholders’ meeting (US GAAP)

June 2016: March 2016 Japanese Financial Statements ("yuho") (US GAAP)

July 2016: Consolidated results and supplementary information for the first quarter ending June 2016 (fiscal year ending March 2017) (IFRS)

August 2016: First quarter financial reports for the year ending March 2017 (IFRS)

End of File